As filed with the Securities and Exchange Commission on January 25, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

12325J 101
(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Nicholas S. Schorsch

Chief Executive Officer and Chairman

Business Development Corporation of America

405 Park Avenue, 15th Floor

New York, NY 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004-2415 Tel: (202) 383-0100 Fax: (202) 637-3593	James A. Tanaka, Esq. Deputy General Counsel 405 Park Avenue, 15th Floor New York, NY 10022 Tel: (212) 415-6592 Fax: (212) 421-5799

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)(c)

$106,220	$14.49

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 10,732 shares of common stock of Business Development Corporation of America at a price equal to $9.8975 per share.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $136.40 per million dollars of the value of the transaction.

(c)	Filing fee paid in connection with initial filing on December 13, 2012.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14.49
Form or Registration No.:	Schedule TO-I
Filing Party:	Business Development Corporation of America
Date Filed:	September 4, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on December 13, 2012, by Business Development Corporation of America, an externally managed, non-diversified, closed-end management investment company that elected to be treated as a business development company under the Investment Company Act of 1940 and was incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 10,732 shares of its issued and outstanding common stock (the “Shares”) (which number represents 5.0% of its weighted average number of outstanding shares as of December 31, 2011). Such offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated December 13, 2012, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 12:00 Midnight, Eastern Time, on January 15, 2013, and a total of 46,975.45 Shares were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased on a pro rata basis the maximum of 10,732 Shares validly tendered and not withdrawn at a price equal to $9.8975 per Share for an aggregate purchase price of approximately $106,219.97.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By: /s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer and Chairman